UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), announcing the Company's results for the fourth quarter ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)
Dated: February 26, 2015
	By:	/s/ Georgina Sousa Georgina Sousa Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - Fourth quarter 2014 results

February 26, 2015 - Seadrill Limited ("Seadrill" or "the Company"), announces its fourth quarter results for the three months ended December 31, 2014.

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said: "Together with the rest of the industry, we are facing challenging times. Seadrill operates in a market that is, and will continue to be cyclical. We have taken prudent and positive action during 2014, and will continue to do so in 2015, to position ourselves to have the flexibility, from an operational and financial perspective, to manage through this downturn. I personally thank all employees, offshore and onshore, for their efforts in driving performance and efficiencies in this difficult environment.

We are optimistic that the drilling industry will benefit from the rebalancing that is occurring as older rigs are retired, and believe that this will ultimately result in a more healthy industry in the long run. We have built Seadrill's business with an eye towards generating returns through the cycle and we believe that we are well positioned to take advantage of this downturn and come out stronger."

Financial Highlights
•	The Seadrill Group* on a combined basis reports EBITDA of US$897 million, a year over year increase of 17%
•	Seadrill Limited reports fourth quarter 2014 EBITDA* of US$672 million
•	Seadrill Limited reports fourth quarter 2014 net income of US$150 million and earnings per share of US$0.32
•	Seadrill Group on a combined basis reports orderbacklog of approximately US$17.2 billion
•	Seadrill Limited sells the ultra-deepwater drillship West Vela to Seadrill Partners for US$900 million on a 100% basis. Seadrill Limited sold a 51% stake in the unit.
•	Seadrill receives commitments for a US$750 million credit facility for SeaMex to refinance the West Oberon, West Intrepid, West Defender, West Courageous, and West Titania.
•	Seadrill receives commitments for a US$950 million credit facility for the financing of the West Carina and West Eclipse.
•	Seadrill exercises a purchase option for the West Polaris, a 6th generation Ultra-Deepwater drillship, from Ship Finance International Ltd. The purchase option price is US$456 million and total consideration payable to Ship Finance is US$111 million after accounting for existing debt on the unit.

*	EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization and after adjusting for non-cash loss on impairment and gains on disposals and deconsolidations.
*	Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners. The results and measures presented for the Seadrill Group are designed to aid comparability with periods prior to the deconsolidation of Seadrill Partners on January 2, 2014.
*	Seadrill Group combined EBITDA is defined as EBITDA for Seadrill Limited plus EBITDA for Seadrill Partners.

Operational Highlights
•	Seadrill achieves 94% economic utilization* for its floater fleet and 98% for its Jack-up fleet for the fourth quarter 2014.
•	Seadrill secures executed contract awards with Petrobras for the Libra Field for the West Tellus and West Carina. The contracts are for a firm period of three years each and have a total revenue potential including mobilization of US$1.1 billion.
•	Seadrill secures a 145 day contract extension with Total for the semi-submersible unit West Eclipse. The total revenue potential for the extension is approximately US$65 million.
•	Seadrill secures a new contract for the jack-up unit West Leda. The total revenue potential for the new contract is approximately US$16 million.
•	Seadrill secures a new contract for the jack-up unit West Telesto. This is in direct continuation from the previous contract in Australia and is for one well. The total revenue potential for the new contract is US$4 million.
•	Seadrill secures a new contract for the jack-up unit West Mischief. The total revenue potential for the new contract is approximately US$112 million.

Subsequent Events
•	North Atlantic Drilling receives approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for some amendments to the Bond Issuer's covenant package, namely replacing the Issuer's current financial covenants with Seadrill financial covenants.
•	North Atlantic Drilling receives approval from lending group to amend the loan agreement for its US$2 billion credit facility. Under the terms of the agreement, Seadrill will provide a guarantee for the credit facility in exchange for some amendments to the Borrower's covenant package, namely replacing the Borrower's current financial covenants with Seadrill financial covenants.
•	North Atlantic Drilling receives approval from Ship Finance International Ltd. to amend its US$600 million sale leaseback facility. Under the terms of the agreement, Seadrill will provide a guarantee for the facility in exchange for some amendments to the Borrower's covenant package, namely replacing the Borrower's current financial covenants with Seadrill financial covenants.
•	Seadrill and Petrobras unable to finalize extensions for the West Taurus and West Eminence.
•	Seadrill receives notification of early termination from Talisman for the West Vigilant and removes US$81 million from contract backlog. Seadrill and Talisman continue to work on a commercial solution for the unit.
•	Rune Magnus Lundetræ will step down as Chief Financial Officer of Seadrill Management Limited with effect from 30 June 2015 at which time he will leave the Seadrill Group. Mr Lundetræ has been with the Seadrill Group for over seven years the last 3 of which have been as Chief Financial Officer of Seadrill Management Limited. The Board wishes to thank Mr Lundetrae for his contribution to the development of the Seadrill Group and wishes him well in his future activities.

Financial information

Fourth quarter 2014 results
Revenues for the fourth quarter of 2014 were US$1,261 million compared to US$1,293 million in the third quarter of 2014.

Operating profit for the quarter was US$452 million compared to US$461 million in the preceding quarter. The decrease was primarily due to downtime on the West Phoenix and West Venture, removal of the West Vela following the sale to Seadrill Partners and loss on impairment of goodwill, offset by commencement of operations on the West Saturn, West Jupiter, and West Neptune and gain on disposals.

Net financial and other items for the quarter showed a loss of US$251 million compared to a loss of US$232 million in the previous quarter. The loss was primarily related to interest expense and losses on the mark to market of derivative financial instruments, offset by interest income and foreign exchange gains.

Income taxes for the fourth quarter were US$51 million, an increase of US$12 million from the previous quarter.  The increase was primarily due to an increase in provisions for uncertain tax positions.

Net income for the quarter was US$150 million representing basic and diluted earnings per share of $0.32.  Net income was negatively impacted by a non-cash impairment of goodwill of US$232 million relating to the Jack-up segment.

* Economic utilization is calculated as total revenue for the period as a proportion of the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Balance sheet
As of December 31, 2014, total assets were US$26,506 million, a decrease of US$881 million compared to the previous quarter.

Total current assets decreased to US$3,415 million from US$3,422 million over the course of the quarter, primarily driven by a decrease in the value of marketable securities, offset by an increase in cash and accounts receivable.

Total non-current assets decreased to US$23,091 million from US$23,965 million primarily due to the sale of the West Vela to Seadrill Partners, a decrease in the value of marketable securities, and impairment of Goodwill, offset by an increase in investments in associated companies.

Total current liabilities increased to US$4,574 million from US$3,609 million primarily due an increase in the current portion of long term debt and unrealized losses on derivatives, offset by normal quarterly debt instalments.

Long-term external interest bearing debt decreased to US$10,311 million from US$11,422 million over the course of the quarter and total net interest bearing debt decreased to US$11,755 million from US$12,735 million.  The decrease was primarily due to the derecognition of the West Vela facility following the sale to Seadrill Partners, decrease in related party debt as a result of the West Polaris acquisition, and increase of cash balance.

Total equity decreased to US$10,390 million from US$10,944 million as of December 31, 2014, primarily driven by losses related to unrealized mark to market loss on marketable securities, offset by net income for the quarter.

Cash flow
As of December 31, 2014, cash and cash equivalents were US$831 million, an increase of US$193 million compared to the previous quarter.

Net cash provided by operating activities for the twelve month period ended December 31, 2014 was US$1,574 million and net cash provided by investing activities for the same period was US$66 million.  Net cash used in financing activities was US$1,521 million.

Outstanding shares
As of December 31, 2014 common shares outstanding in Seadrill Limited totaled 493,078,678 including our holding of 318,740 treasury shares.  Additionally, we had stock options for 2,584,459 shares outstanding under various share incentive programs for management, of which approximately 1,164,671 are vested and exercisable.  The Company currently holds a TRS agreement with exposure to 4 million shares in Seadrill which matures on March 3, 2015, with a strike price of NOK 96.02 per share.

Operations
During the fourth quarter, Seadrill Limited had 19 floaters and 24 jack-up rigs in operation in Northern Europe, US Gulf of Mexico, Mexico, South America, Canada, West Africa, Middle East and Southeast Asia.  Additionally Seadrill manages ten Seadrill Partners rigs comprised of seven floaters and three tender rigs.  Seadrill also manages two tender rigs owned by SapuraKencana.

Seadrill Limited floaters (drillships and semi-submersible rigs) achieved an economic utilization rate of 94% in the fourth quarter compared to 89% in the third quarter.  The economic utilization for the Seadrill Group floaters on a combined basis was 93%.

Average economic utilization was 98% for our jack-up rigs in the fourth quarter compared to 96% in the preceding quarter.

In January 2014 the Company introduced a number of cost saving initiatives, and the benefits of these initiatives are already being recognized.  We have managed to reduce costs in operating expense, G&A and capex, resulting in a total saving of US$250 million.  The focus on cost reduction will continue in 2015 through additional initiatives and we believe savings in excess of the amount realized in 2014 can be identified.

Newbuilding program
Seadrill currently has 15 rigs under construction comprised of four Drillships, three Semi-submersibles, and eight Jack-ups.

Total remaining yard installments for these newbuilds are approximately US$4.3 billion and US$1.1 billion has been paid to the yards in pre-delivery installments.

Preliminary steps to delay deliveries have been taken in order to avoid taking delivery of a unit without a contract.  For example, agreements have been reached with both Cosco and Dalian to delay delivery of the Sevan Developer and eight Jack-up units.  In the case of the Sevan Developer, delivery was initially delayed by 12 months with cancellation options at 6 month intervals with the potential to delay delivery by up to 36 months.  The agreement with Dalian extends delivery on eight Jack-up units for a total of 44 months.

New Contracts and Contract Extensions
During the fourth quarter of 2014, Seadrill entered into five new contracts and one contract extension, adding a total of approximately US$1.3 billion to backlog:

Seadrill secured executed contract awards with Petrobras for the Libra Field for the West Tellus and West Carina.  The contracts are for a firm period of three years each and have a total revenue potential including mobilization of US$1.1 billion.

Seadrill secured a 145 day contract extension with Total for the semi-submersible unit West Eclipse.  The total revenue potential for the extension is approximately US$65 million.

Seadrill secured a new contract for the jack-up unit West Leda. The total revenue potential for the new contract is approximately US$16 million.

Seadrill secured a new contract for the jack-up unit West Telesto. This is in direct continuation from the previous contract in Australia and is for one well.  The total revenue potential for the new contract is US$4 million.

Seadrill secured a new contract for the jack-up unit West Mischief. The total revenue potential for the new contract is approximately US$112 million.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our quarterly fleet status report or news releases on our website www.seadrill.com

Revenue Backlog
Total Seadrill Limited order backlog as of February 25, 2015 is US$11.6 billion, comprised of US$8.0 billion for the floater fleet and US$3.6 billion for the Jack-up fleet.  The average contract duration is 26 months for floaters and 25 months for Jack-ups.

These figures exclude backlog related to  Rosneft contracts, pipelay vessels and Sete newbuild drillships.

For the Seadrill Group on a combined basis, total order backlog is US$17.2 billion, exclusive of Rosneft contracts, pipelay vessels, and Sete drillships.

In November 2014, North Atlantic Drilling and Rosneft agreed to delay to May 2015 the closing of the transactions announced in May 2014.  Due to recent developments and events, North Atlantic Drilling believes that it will be very challenging to close the transactions on the same terms or in the timeframe contemplated in the executed agreements. Hence there are significant risks attached to the US$4.1 billion order back-log related to the drilling contracts with Rosneft. However, the parties remain in discussions and continue to explore various alternatives for future cooperation.

At the time of its third quarter earnings release in November 2014, Seadrill announced that Petrobras approval had been received for the extensions of its ultra-deepwater semi-submersibles the West Taurus and West Eminence.  The Company no longer believes the contracts will be concluded in the timeframe or on the previously approved commercial terms.  Seadrill continues to work with Petrobras and its partners to find a mutually agreeable commercial solution.

In light of the current environment, Seadrill is encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination.  In the event of early termination for the customer's convenience, an early termination amount is typically payable to Seadrill, in accordance with the terms of the drilling agreement. While the Company is confident that its contract terms are enforceable, it may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.

Market Development
Since our last quarterly report in November, the Brent spot price has dropped by 23%, or US$17.6 per barrel.  The market which was initially challenged by the pace of supply additions now is also dealing with a significant reduction in demand.  To compound these issues, during the fourth quarter OPEC made clear its intention to focus on market share rather than price.  A desire by oil companies to reduce capital expenditures amidst the significant price decline has severely curtailed drilling budgets for at least 2015. Consequently significant additional spare capacity for offshore drilling units is likely to materialize as 2015 progresses.

Ultra-Deepwater Floater Market
The offshore drilling market is entering its second year of a downturn, which is shaping up to be more challenging than the first and worse than had previously been expected by the industry.  Approximately a quarter of ultra-deepwater floaters will become available in 2015, a third of which are newbuilds that are yet to be delivered.  Based on this available capacity, significant delays or cancellations of newbuild projects can be expected.  New tendering activity remains subdued as oil companies set their budgets at materially lower levels than seen in recent years. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive rates down to or below cash breakeven levels.

On the positive side, the severity of this downturn is forcing the contract drilling industry to make prudent decisions regarding cold stacking and scrapping of older units. This activity is expected to accelerate, likely to levels which have not been seen in two decades.  Owners of older, inefficient units face difficult decisions as these units approach periodic classing activities and most seem to be opting not to invest the significant expenditures required, instead choosing to stack or scrap the unit.  From a long term perspective, we believe these decisions will ultimately create a more healthy industry as weaker players leave the business and old rigs are retired.  Seadrill remains in the position to benefit from this rebalancing with a modern fleet.

The rapid decline in the oil price has caused many oil companies to work harder to find cost savings.  Some of the identified cost saving opportunities are expected to come from the renegotiation or cancellation of existing rig contracts.  The Company believes in the quality of Seadrill's contracts, customers and operations , although as discussed above it may be willing to engage in discussions to modify such contracts if mutually agreeable commercial terms are reached.

Premium Jack-up Market
Although shelf production is likely to remain robust as oil companies focus on their most economic fields, the low oil price and number of newbuilds entering the market continues to pose utilization and dayrate challenges to this segment.  2015 is expected to become significantly more challenging with 60 units forecast to be entering service.  Between now and 2017, approximately 130 units are scheduled for delivery, it is likely that a portion of these will be delayed or cancelled.

Over time the number of newbuilds entering the market will force the retirement of older less capable units and result in a replacement cycle.  Currently there are more than 200 units in the global fleet that are more than 30 years old.  Although there will be some instances where an operator may see some value in using a simpler design, broadly speaking most will see more value in hiring a premium unit to replace an older one.  In light of Seadrill's new fleet and global presence the Company believes it is in a position to manage through the upcoming challenges.

Finance & Outlook

Financial Update & Outlook
During 2014, the Seadrill Group successfully accessed the US equity, Term Loan B, US Bond, Swedish Bond, and MLP markets resulting in a more balanced capital structure with staggered debt maturities.  Nearly US$10 billion in new financing commitments were completed, leaving the Company well positioned financially heading into a challenging 2015.

Although 2014 was one of the most successful financing years in the Company's history, 2015 is not expected to offer the same opportunities.  Many markets have become unattractive as the oil market fundamentals deteriorated during the second half of the year.  For the most part, the only markets offering an attractive cost of funding are the secured bank and ECA markets.  The Company's banking group remains very supportive of the Seadrill Group given its modern fleet and strong track record in the credit markets.  In the fourth quarter alone Seadrill was able to raise a total of US$1.7 billion in secured bank funding and has adequate headroom for secured funding going forward should the capital markets remain unattractive.

Additionally, in December, Seadrill exercised a purchase option for the West Polaris, a 6th generation Ultra-deepwater drillship, from Ship Finance International Limited. The West Polaris was acquired by Ship Finance in 2008 and subsequently bareboat chartered to Seadrill with purchase options commencing in 2012. The purchase option price was US$456 million and total consideration payable to Ship Finance was US$111 million.  The Company sees the opportunity to refinance the unit at more attractive terms than the previous financing arrangement.

Today Seadrill has US$1.3 billion in debt maturing in 2015 and 2016 and a total of US$2.4 billion in amortizations.  In terms of yard instalments, the Company will be looking to fund a total of US$3.5 billion over the next two years.  The total funding requirement through 2016 is therefore US$4.8 billion, while in the same period debt is reduced by US$2.4 billion by paying amortization instalments.  We are in dialog with our main shipyards to adjust delivery dates to meet contracting demands.

During the first quarter of 2015 Seadrill demonstrated its commitment to North Atlantic Drilling by successfully amending the covenant packages on North Atlantic Drilling's Norwegian Bond, secured credit facility, and West Linus sale leaseback in exchange for some amendments to the covenant packages.  The Company believes that this guarantee will have positive implications across the capital structure and overall cost of funding.

The intent to support group companies applies to Seadrill Partners as well, as demonstrated by the extension of the maturity on the West Vencedor loan until 2018.  Seadrill will also continue to explore additional opportunities for asset drop downs in order to diversify Seadrill Partners' cash flow profile.

Outlook
The Board is pleased with Seadrill's position entering 2015 and expects the Company to continue to perform through this downturn.  The Company believes that Seadrill has the flexibility, financially, strategically, and operationally, to allow it to be opportunistic when the time is right.  Seadrill will continue to show support for its group companies, North Atlantic Drilling and Seadrill Partners, in order to improve the overall standing of the Seadrill Group operationally as well as in the capital markets.
2015 will be another challenging year for the industry and Seadrill will continue to take the necessary actions.  Last year the Company was able to raise nearly US$10 billion in capital in order to satisfy capital expenditure requirements and manage the debt maturity profile.  Today we have a more staggered maturity profile and very few maturities over the next two years.  Additionally, the Company has very few rigs exposed to the market in 2015.  Finally, Seadrill has been early in beginning negotiations with shipyards to manage its delivery schedule and in general implement efforts to reduce the operational cost base.
We recognize that the current downturn will ultimately result in a more healthy industry in the long run.  We believe we have built Seadrill's business to try to generate returns through the cycle and have the capability to face today's challenges.  We are optimistic that the Company is well positioned to take advantage of this cycle and to come out stronger in the eventual recovery than when entering the downturn.
We believe that Seadrill's favorable positioning should allow the Company to act as a consolidator when the time is right.  Currently, the Board and Management team feel that valuations do not yet justify acquiring companies, many of which have significant uncontracted rig capacity available.  Seadrill's primary focus will therefore continue to be on cash and commitment management until the Company has a view on the shape of the recovery.
First quarter EBITDA for the Seadrill Group on a combined basis is expected to be approximately US$40 million less than the fourth quarter.  Expectations for the first quarter include approximately 130 days of downtime, offset by a full quarter of operation for the West Saturn, West Jupiter, and West Neptune.
Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

February 26, 2015
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:	Chief Executive Officer and President
Rune Magnus Lundetræ:	Chief Financial Officer and Senior Vice President

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management Ltd.
+44 (0) 7766 071010

Appendix I

Associated companies

Seadrill Partners
Seadrill currently owns a total of 42,819,100 units which consists of both common and subordinated units of Seadrill Partners which represents 46.6% of the total outstanding units in Seadrill Partners.  This represent a gross value of US$686 million based on the closing share price of US$16.02 on February 25, 2015.  Seadrill also owns 100% of the incentive distribution rights in Seadrill Partners and receives approximately US$3.2 million in quarterly IDR distributions.  For a summary of the Company's accounting for its various ownership interests in Seadrill Partners see Note 4 to the attached financial statements.
For more information on Seadrill Partners, see their separate quarterly report published on www.seadrillpartners.com.

Archer Limited ("Archer")

Seadrill currently owns 231,053,240 shares in Archer, or 39.9%, which represents a gross value of US$77.5 million on the closing share price of NOK2.53 on February 25, 2015.  Archer contributed a gain of US$5 million to our fourth quarter net income.  Archer is accounted for under the equity method.  The book value of Seadrill's investment in Archer is zero.
For more information on Archer Limited, see their separate quarterly report published on www.archerwell.com.

Consolidated subsidiaries

North Atlantic Drilling ("NADL")
Seadrill currently owns 169,663,723 shares in NADL or 70.4% of the Company, which represents a gross value of US$285.0 million based on the closing share price of US$1.68 on February 25, 2015.  The Company consolidates NADL.
For more information on NADL, see their separate quarterly report published on www.nadlcorp.com.

Sevan Drilling ASA ("Sevan Drilling")
Seadrill's stake in Sevan is 50.1%, representing a gross value of US$25.7 million based on the closing share price of NOK0.65 on February 25, 2015.  The Company consolidates Sevan Drilling.
For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

At current market prices, the total net value of these investments is approximately US$1.1 billion.

Other investments

SapuraKencana Petroleum Bhd.("SapuraKencana")

Based on the closing share price of MYR2.81 on February 25, 2015 the total value of our investment is US$382.4 million.  We continue to invest in our Brazilian joint project in support of its pipe-lay support vessels ("PLSV") newbuild program.  The joint venture has ordered six PLSV vessels which are expected to commence operation before year end 2016 representing a total order backlog of US$3.8 billion.  The first two vessels, Sapura Diamante and Sapura Topazio, commenced operations for Petrobras in June and September.  Each vessel has a contract for a period of five years with an extension option for an additional five years. Total revenue potential for the firm contract period is estimated at US$445 million per vessel.  Accumulated utilization since start-up has been 98%.  The Company accounts for its investment in the joint venture under the equity method.

Additionally, we continue to manage two tender rigs outside of Asia, and provide management administration and support services.

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and twelve months ended December 31,  2014 and 2013
(In US$ millions)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Operating revenues
Contract revenues	1,163	1,364	4,518	4,892
Reimbursable revenues	17	49	190	278
Other revenues	81	56	289	112
Total operating revenues	1,261	1,469	4,997	5,282

Gain on disposals	192	—	632	61

Operating expenses
Vessel and rig operating expenses	488	565	1,938	1,977
Reimbursable expenses	18	50	172	257
Depreciation and amortization	180	200	693	711
Loss on impairment	232	—	232	—
General and administrative expenses	83	86	315	300
Total operating expenses	1,001	901	3,350	3,245

Operating income	452	568	2,279	2,098

Financial items and other income and expense
Interest income	18	8	63	24
Interest expense	(122)	(134)	(478)	(445)
Share in results from associated companies (net of tax)	41	(189)	89	(223)
(Loss)/gain on derivative financial instruments	(285)	2	(497)	133
Net gain/(loss) on debt extinguishment	22	—	(54)	—
Foreign exchange gain	105	25	164	52
Gain on realization of marketable securities	—	—	131	—
Gain on sale of tender rig business	—	—	—	1,256
Gain on deconsolidation of Seadrill Partners	—	—	2,339	—
Other financial items and other income and expense	(30)	2	70	45
Total financial items and other income and expense	(251)	(286)	1,827	842

Income before income taxes	201	282	4,106	2,940

Income tax expense	(51)	(1)	(19)	(154)
Net income	150	281	4,087	2,786

Net (loss)/income attributable to the non-controlling interest	(7)	50	108	133
Net income attributable to the parent	157	231	3,979	2,653

Basic earnings per share (U.S. dollar)	0.32	0.49	8.32	5.66
Diluted earnings per share (U.S. dollar)	0.32	0.49	8.30	5.47
Declared regular dividend per share (U.S. dollar)	—	0.98	2.00	3.72

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2014 and 2013
(In US$ millions)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013

Net income	150	281	4,087	2,786
Other comprehensive (loss) / income, net of tax:
Change in unrealized (loss)/ gain on marketable securities, net	(710)	262	(982)	333
Change in unrealized foreign exchange differences	7	6	(22)	6
Change in actuarial loss relating to pension	(1)	(3)	(28)	(7)
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	—	1	1	3
Other comprehensive (loss)/ income:	(704)	266	(1,031)	335

Total comprehensive (loss)/income for the period	(554)	547	3,056	3,121

Comprehensive (loss)/income attributable to the non-controlling interest	(7)	50	54	134
Comprehensive (loss)/ income attributable to the parent	(547)	497	3,002	2,987

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of December 31, 2014 and December 31, 2013
(In US$ millions)
	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	831	744
Restricted cash	268	168
Marketable securities	426	416
Accounts receivables, net	1,017	1,042
Amount due from related party	466	101
Assets held for sale - current	134	—
Other current assets	273	363
Total current assets	3,415	2,834
Non-current assets
Investment in associated companies	2,898	140
Marketable securities	325	666
Newbuildings	2,030	3,419
Drilling units	15,145	17,193
Goodwill	604	1,200
Restricted cash	181	150
Deferred tax assets	30	37
Equipment	46	49
Amount due from related party non-current	313	—
Assets held for sale - non-current	1,105	—
Other non-current assets	414	612
Total non-current assets	23,091	23,466
Total assets	26,506	26,300
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	2,309	1,566
Trade accounts payable	84	90
Short-term debt to related party	189	55
Liabilities associated with assets held for sale - current	58	—
Other current liabilities	1,934	2,114
Total current liabilities	4,574	3,825
Non-current liabilities
Long-term debt	10,311	11,900
Long-term debt due to related parties	415	1,415
Deferred tax liabilities	67	60
Liabilities associated with assets held for sale - non-current	50	—
Other non-current liabilities	699	898
Total non-current liabilities	11,542	14,273
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 492,759,938 outstanding at December 31, 2014 (December 31, 2013, 468,978,492)	985	938
Additional paid in capital	3,258	2,641
Contributed surplus	1,956	1,956
Accumulated other comprehensive (loss)/income	(448)	528
Retained earnings	4,013	1,449
Total shareholders' equity	9,764	7,512
Non-controlling interest	626	690
Total equity	10,390	8,202
Total liabilities and equity	26,506	26,300

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the twelve months ended December 31, 2014 and 2013
(In US$ millions)
	Twelve Months Ended December 31,
	2014	2013
Cash Flows from Operating Activities
Net income	4,087	2,786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	693	711
Amortization of deferred loan charges	54	43
Amortization of unfavorable and favorable contracts	(131)	(65)
Amortization of mobilization revenue	(177)	(136)
Share of results from associated companies	(121)	223
Share-based compensation expense	10	7
Gain on disposals and deconsolidations	(2,971)	(1,367)
Loss on sale of investments	89	—
Unrealized gain / (loss) related to derivative financial instruments	197	(249)
Impairment of goodwill	232	—
Dividends received from associated companies	526	15
Deferred income tax	(6)	(47)
Unrealized foreign exchange gain on long-term debt	(165)	(47)
Payments for long-term maintenance	(295)	(190)
Gain on realization of marketable securities	(138)	—
Net gain on debt extinguishment	(12)	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	348	226
Trade accounts receivable	(295)	(206)
Trade accounts payable	21	(29)
Prepaid expenses/accrued revenue	13	(45)
Other, net	(385)	65
Net cash provided by operating activities	1,574	1,695

Cash Flows from Investing Activities
Additions to newbuildings	(2,508)	(3,884)
Additions to drilling units and equipment	(365)	(389)
Sale of rigs and equipment	—	48
Business combinations and step acquisitions, net of cash acquired	—	(554)
Sale of business, net of cash disposed	1,138	1,958
Cash in deconsolidated subsidiaries	(90)	—
Change in restricted cash	(131)	123
Investment in associated companies	(586)	(151)
Proceeds from disposal of investment in associated companies	373	—
Purchase of marketable securities	(150)	—
Loan granted to related parties	(18)	(125)
Payments received from loans granted to related parties	2,096	10
Proceeds from disposal of marketable securities	307	—
Net cash provided by/(used in) investing activities	66	(2,964)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the twelve months ended December 31, 2014 and 2013
(In US$ millions)

	Twelve Months Ended December 31,
	2014	2013
Cash Flows from Financing Activities
Proceeds from debt	5,072	7,703
Repayments of debt	(4,344)	(4,919)
Debt fees paid	(65)	(93)
Proceeds from debt to related party	90	756
Repayments of debt to related party	(910)	(1,181)
Dividends paid to non-controlling interests	(51)	(69)
Contribution from non-controlling interests, net of issuance costs	115	365
Proceeds relating to share forward contracts and other derivatives	—	453
Purchase of treasury shares	(18)	(39)
Proceeds from sale of treasury shares	—	6
Employee stock options exercised	5	—
Dividends paid	(1,415)	(1,287)
Net cash (used in)/provided by financing activities	(1,521)	1,695

Cash reclassified as held for sale	(26)	—
Effect of exchange rate changes on cash	(6)	—

Net increase in cash and cash equivalents	87	426
Cash and cash equivalents at beginning of the period	744	318
Cash and cash equivalents at the end of period	831	744

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(493)	(336)
Taxes paid	(227)	(109)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the twelve months ended December 31, 2014 and 2013
(In US$ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2012	938	2,332	1,956	194	83	5,503	521	6,024
Sale and purchase of treasury shares, net	—	(33)	—	—	—	(33)	—	(33)
Share-based compensation charge	—	7	—	—	—	7	—	7
Establishment of non-controlling interest	—	—	—	—	—	—	297	297
Issuance of common units by Seadrill Partners	—	228	—	—	—	228	137	365
Issuances of common units by Seadrill Partners LLC and impact on non-controlling interest.	—	(102)	—	—	—	(102)	102	—
Sale of drilling units to Seadrill Partners LLC	—	209	—	—	—	209	(209)	—
Other comprehensive income	—	—	—	334	—	334	1	335
Dividend payments	—	—	—	—	(1,287)	(1,287)	(69)	(1,356)
Dividend to Non-controlling interests in VIEs	—	—	—	—	—	—	(223)	(223)
Net income	—	—	—	—	2,653	2,653	133	2,786
Balance at December 31, 2013	938	2,641	1,956	528	1,449	7,512	690	8,202
Sale and purchase of treasury shares, net	(1)	(22)	—	—	—	(23)	—	(23)
Share-based compensation charge	—	10	—	—	—	10	—	10
Employee stock options issued	1	4	—	—	—	5	—	5
Conversion of convertible bond	47	568	—	—	—	615	—	615
Deconsolidation of Seadrill Partners	—	—	—	—	—	—	(115)	(115)
Initial public offering of North Atlantic Drilling	—	63	—	—	—	63	52	115
Acquisition of West Polaris	—	(6)	—	—	—	(6)	(7)	(13)
Sale of NCI	—	—	—	—	—	—	4	4
Other comprehensive loss	—	—	—	(976)	—	(976)	(55)	(1,031)
Dividend payments	—	—	—	—	(1,415)	(1,415)	(51)	(1,466)
Net income	—	—	—	—	3,979	3,979	108	4,087
Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of December 31, 2014 we owned and operated 43 offshore drilling units and had 16 units under construction. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs  for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F as at December 31, 2013. The year-end condensed balance sheet data that was derived from our audited 2013 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar (US dollar) rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2013 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update was effective for interim and annual periods beginning on or after December 15, 2013. As a result, the Company has disclosed relevant obligations in Note 13.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Standards

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08,  Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. This ASU will be effective for the first interim period beginning after December 15, 2014 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  The accounting standard update will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In January 2015, the FASB issued ASU 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which eliminated the concept of extraordinary items. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following three segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Tender rigs: Services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts for this segment relate to self-erecting tender rigs and semi-submersible tender rigs.  Following the deconsolidation of Seadrill Partners as of January 2, 2014 the Company no longer has drilling contracts in the Tender rig segment.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. To more closely align the segment results with the information presented for internal management reporting, we have made the following changes to the measures of segmental performance in the period: Total revenues (previously presented contract revenue); Drilling units and newbuildings (previously presented total assets).  Prior periods have been conformed to the current period presentation.  No changes have been made to the reportable segments. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue
(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Floaters	801	1,029	3,360	3,698
Jack-up rigs	420	341	1,478	1,175
Tender rigs	—	75	—	382
Other	40	24	159	27
Total	1,261	1,469	4,997	5,282

Depreciation and amortization
(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Floaters	132	150	508	531
Jack-up rigs	48	46	185	163
Tender rigs	—	4	—	17
Total	180	200	693	711

Operating income - Net Income
(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Floaters	523	431	1,992	1,472
Jack-up rigs	(73)	110	275	450
Tender rigs	—	27	—	176
Other	2	—	12	—
Operating income	452	568	2,279	2,098
Unallocated items:
Total financial items and other	(251)	(286)	1,827	842
Income taxes	(51)	(1)	(19)	(154)
Net Income	150	281	4,087	2,786

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling Units and Newbuildings - Total Assets
(In US$ millions)	As of December 31, 2014	As of December 31, 2013
Floaters	12,849	15,459
Jack-up rigs	4,326	4,699
Tender rigs	—	454
Total Drilling Units and Newbuildings	17,175	20,612
Unallocated items:
Assets held for sale	1,239	—
Investments in associated companies	2,898	140
Marketable securities	751	1,082
Goodwill	604	1,200
Cash and restricted cash	1,280	1,062
Other assets	2,559	2,204
Total Assets	26,506	26,300

Goodwill
(In US$ millions)	As of December 31, 2014	As of December 31, 2013
Floaters	604	890
Jack-up rigs	—	281
Tender rigs	—	29
Total	604	1,200

Capital expenditures – fixed assets

(In US$ millions)	Twelve Months Ended December 31,
	2014	2013
Floaters	2,327	3,178
Jack-up rigs	776	1,371
Tender rigs	—	150
Total	3,103	4,699

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Deconsolidation of Seadrill Partners

Under the terms of the Operating Agreement of Seadrill Partners LLC (Seadrill Partners) the board of directors of Seadrill Partners has the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective Annual General Meeting ("AGM") on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors.  From the first AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners.  As of  January 2, 2014, Seadrill Partners is  considered to be an affiliated entity and not a controlled subsidiary of the Company, and as such Seadrill Partners was deconsolidated  by the Company.
As a result of the deconsolidation the Company has derecognized the assets and liabilities of Seadrill Partners and its subsidiaries, and has recognized its ownership interests in Seadrill Partners and its direct ownership interests in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC, Seadrill Operating LP, Seadrill Deepwater Drillship Ltd and its indirect ownership of Seadrill Mobile Units through another wholly owned subsidiary, at fair value at the date of deconsolidation.  Additionally, the external third party debt associated with the drilling units in Seadrill Partners is not derecognized from the Company on the deconsolidation date as the external debt was not  transferred to Seadrill Partners or its subsidiaries, however, the Company had entered into back to back loan agreements at the time of the IPO and upon each sale of a drilling unit to Seadrill Partners which mirror the same terms and conditions and therefore the Company has recognized a related party loan receivable for similar amounts.  The excess of the fair value of the investments over the carrying value of Seadrill's share of Seadrill Partners' net assets has been recognized as a gain in the Company's consolidated statement of operations.
The gain recognized on deconsolidation, which all relates to the remeasurement of the Company's retained interests in Seadrill Partners and its subsidiaries is as follows:
(In US$ millions)	As at January 2, 2014
Fair value of investment in Seadrill Partners (a)	3,724
Carrying value of the non-controlling interest in Seadrill Partners	115
Subtotal	3,839
Less:
Carrying value of Seadrill Partners' net assets	1,260
Goodwill allocated to Seadrill Partners	240
Gain on deconsolidation	2,339

(a)            Fair value of investments and continuing involvement with investees
The estimated fair value of the Company's residual interest in Seadrill Partners comprised of the following:
(In US$ millions)	As of January 2, 2014
Common units (i)	671
Subordinated units (ii)	427
Seadrill Member Interest and Incentive Distribution Rights ("IDRs") (iii)	244
Direct ownership interests (iv)	2,382
Total	3,724

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(i)  Common units (marketable securities)
As of the deconsolidation date, the Company held 21.5 million common units representing 48.3% of the common units in issue as a class. The Company's holding in the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent  'in-substance common stock' as defined by US GAAP.
These securities have been  recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period.  Any unrealized gains and losses on these securities are recognized directly in equity as a component of other comprehensive income unless an unrealized loss is considered "other-than-temporary", in which case it is transferred to the statement of operations and realized.  Dividend income from the common units is recognized in the consolidated statement of operations.

(ii) Subordinated units
As of the deconsolidation date the Company held 16.5 million units representing 100% of the subordinated units.  The Company's holding in the subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units are considered to be 'in-substance common stock'.  The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners, but will not end before September 30, 2017 except upon removal of the Seadrill Member. Upon the expiration of the subordination period, the subordinated units will convert into common units.
The fair value of the subordinated units on January 2, 2014, was determined based on the quoted market price of the listed common units as of the deconsolidation date, but discounted for their non-tradability and subordinated dividend and liquidation rights during the subordination period.  Under the equity method the Company recognizes its share of Seadrill Partners' earnings allocable to the subordinated units, less amortization of the basis difference (see (c) below), through the 'share in results of associated companies' line in the consolidated statement of operations.  Dividends are recognized as a reduction in investment carrying value.

(iii) Seadrill Member Interest and IDRs
The Seadrill Member Interest (which is a 0% non-economic interest) holds the rights to 100% of the IDRs and is unable to trade these until the end of the subordination period without the approval of a majority of unaffiliated common unitholders.  The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable.  The investments are held at cost and not subsequently re-measured.
The fair value of the Company's interest in the Seadrill Member and the attached IDRs as of January 2, 2014 was determined using a Monte Carlo simulation method. The method takes into account the cash distribution waterfall, historical volatility, dividend yield and share price of the common units as of the deconsolidation date.  Distributions to the IDRs are recognized in the consolidated statement of operations.

(iv) Direct Ownership interests
The Company held the following ownership interests in entities controlled by Seadrill Partners as of the date of deconsolidation:
•	70% ownership in Seadrill Operating LP
Seadrill Operating LP is a limited partnership and is controlled by its General Partner, Seadrill Operating GP LLC, which is wholly owned by Seadrill Partners.
•	49% ownership in Seadrill Capricorn Holdings LLC
Seadrill Capricorn Holdings LLC is a limited liability company.  There is only one class of member interest which is deemed to represent voting common stock.
•	39% ownership of Seadrill Deepwater Drillship Ltd. and 39% (indirect) ownership of Seadrill Mobile Units (Nigeria) Ltd.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company held a 39% direct ownership interest in Seadrill Deepwater Drillship Ltd. and a 39% indirect ownership of Seadrill Mobile Units Ltd., through its 100% subsidiary, Seadrill UK Ltd.  Both entities are limited companies and only have one class of stock, which is deemed to represent voting common stock.
All of the Company's direct ownership interests are accounted for under the equity method as the Company is deemed to have significant influence over these entities through its voting rights and by virtue of Seadrill's representation on the board of Seadrill Partners.
The fair values of the four ownership interests described above have been determined using a discounted cash-flow ("DCF") methodology, using discounted cash-flow forecasts.

(b)            Gain on retained investment
The entire gain on deconsolidation relates to the re-measurement of the various retained investments described above.

(c)            Accounting for basis differences
The Company's investments that are accounted for under the equity method (subordinated units and direct ownership interests) were recognized at fair value upon deconsolidation. Basis differences therefore exist between the fair value of the investments and the underlying carrying values of the investees' net assets at the date of deconsolidation.  A valuation exercise has been performed for each separate investment accounted for under the equity method, in order to allocate these basis differences to identifiable assets and liabilities, with any residual amount recognized as goodwill.  Differences have been allocated to depreciable or amortizable assets or liabilities and will be amortized over the estimated useful economic life of the underlying assets and liabilities.  This amortization is recognized in the consolidated statement of operations in the 'share in results from associated companies' line.
The total investments in Seadrill Partners recorded under the equity method of $2,809 million included the Company's share of the basis difference between the total fair value and the total underlying book value of Seadrill Partners' assets at the deconsolidation date are as follows:

(In US$ millions)	Book value	Fair value	Basis Difference	Seadrill's share of basis difference (1)
Drilling units	3,444	5,245	1,801	1,295
Drilling contracts	—	170	170	142
Goodwill	—	1,214	1,214	352
	3,444	6,629	3,185	1,789
(1) Seadrill's share of the basis difference relates to both its investment in the subordinated units of Seadrill Partners LLC, and its direct ownership interests in various subsidiaries of Seadrill Partners, all of which investments are accounted for under the equity method.  The total basis difference has been assigned based on Seadrill's proportional ownership interest in each investee.  In the case of Seadrill's investment in the subordinated units of Seadrill Partners  LLC, the proportional allocation to the subordinated units was based on the relative fair values of the various equity interests in Seadrill Partners LLC.

The basis difference has been accounted for as follows:

(i) The basis difference assigned to drilling units is being depreciated over the remaining estimated useful lives of the units.

(ii) The basis difference relating to the drilling contracts is being amortized over the remaining term of the contract.

(iii) The Company will not amortize the difference assigned to goodwill, but will consider any indicators of impairment.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Taxation

Income taxes consist of the following:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Current tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	(52)	(15)	(23)	(200)
Deferred tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	1	14	4	50
Tax related to internal sale of assets in subsidiary, amortized for group purposes	—	—	—	(4)
Total tax benefit/(expense)	(51)	(1)	(19)	(154)
Effective tax rate	(25.4)%	(0.4)%	(0.5)%	(5.2)%

The effective tax rate for the three and twelve months ended December 31, 2014 is 25.4%  and 0.5% respectively. The effective tax rate for the twelve months ended December 31, 2014 has been positively impacted by the resolution of uncertain tax positions  and the gain on deconsolidation of Seadrill Partners which was not subject to taxation.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Income taxes for the three and twelve months ended December 31, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Income taxes at statutory rate	—	—	—	—
Effect of transfers to new tax jurisdictions	—	—	—	(4)
Effect of taxable income in various countries	(51)	(1)	(19)	(150)
Total	(51)	(1)	(19)	(154)

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Assets:
(In US$ millions)	December 31, 2014	December 31, 2013
Pension	19	12
Provisions	20	8
Net operating losses carried forward	291	130
Other	3	2
Gross deferred tax asset	333	152
Valuation allowance related to net operating losses carried forward	(280)	(115)
Net deferred tax asset	53	37

Deferred Tax Liability:
(In US$ millions)	December 31, 2014	December 31, 2013
Property, plant and equipment	(60)	(60)
Gain from sale of fixed assets	—	—
Foreign exchange	(7)	—
Other	—	—
Gross deferred tax liability	(67)	(60)
Net deferred tax liability	(14)	(23)

Net deferred taxes are classified as follows:
(In US$ millions)	December 31, 2014	December 31, 2013
Short-term deferred tax asset	19	—
Long-term deferred tax asset	34	37
Short-term deferred tax liability	—	—
Long-term deferred tax liability	(67)	(60)
Net deferred tax liability	(14)	(23)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Uncertain Tax Positions

Certain of the Company's Norwegian subsidiaries have been party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency.  In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court.  The terms of the settlement agreement include the Company making a cash payment to the tax authorities for settlement of revised reassessments agreed between the parties.  Following settlement of the uncertainties arising from these matters, we recognized a decrease in the unrecognized tax benefits, including interest and penalties of approximately $147 million of which approximately $94 million had a positive impact on  effective tax rate for the twelve months ended December 31, 2014 as noted above.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net income attributable to the parent	157	231	3,979	2,653
Less: Allocation to participating securities	—	—	(6)	—
Net income available to shareholders	157	231	3,973	2,653
Effect of dilution	—	10	117	38
Diluted net income available to shareholders	157	241	4,090	2,691

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	493	469	478	469
Diluted earnings per share:
Weighted average number of common shares outstanding	493	469	478	469
Effect of dilutive share options	—	1	1	1
Effect of dilutive convertible bonds	—	22	14	22
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	492	493	492

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "other comprehensive income" ("OCI").

Marketable securities held by us include an investment in SapuraKencana Petroleum Bhd ("SapuraKencana") and the investment in common units in Seadrill Partners.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Marketable securities and changes in their carrying value are as follows:
(In US$ millions)	Petromena	SapuraKencana	Seadrill Partners' Common units	Total
Net book value at December 31, 2013	4	1,078	—	1,082
Marketable securities short-term	4	412	—	416
Marketable securities long-term	—	666	—	666

Net book value at December 31, 2013	4	1,078	—	1,082
Realization of marketable securities	6	—	—	6
Recognition of investment in Seadrill Partners - Common units	—	—	671	671
Proceeds on disposal of marketable securities	(10)	(297)	—	(307)
Purchase of common units in Seadrill Partners	—	—	150	150
Fair market value adjustments recognized in the statement of other comprehensive income for the period ended December 31, 2014	—	(456)	(395)	(851)
Net book value at December 31, 2014	—	325	426	751
Marketable securities short-term	—	—	426	426
Marketable securities long-term	—	325	—	325

Marketable securities in SapuraKencana and Seadrill Partners with an aggregate fair value of $751 million are in an unrealized loss position.  Aggregate unrealized losses of $443 million have been recognized within accumulated other comprehensive income.  These securities have all been in an unrealized loss position for less than 12 months.

Petromena
In February 2014 we received the final payment related to our investment in the 81.1% of the partially redeemed Petromena NOK 2,000 million bond ("Petromena") of $10 million. The residual $6 million after the investment was reduced has been recorded as a gain in "other financial items" in the consolidated statement of operations.

Seadrill Partners Common Units
Our holding of the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent a 'in-substance common stock' interest as defined by US GAAP. These securities were recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period. For more details on the deconsolidation of Seadrill Partners see Note 4.

In March 2014 and June 2014, the Company purchased additional common units in Seadrill Partners of 1,633,987 at $30.60 per unit and 3,183,700 at $31.41 per unit respectively. Our ownership interest in Seadrill Partners' common units is 28.6% as of December 31, 2014.

As of December 31, 2014 an unrealized loss of  $395 million had been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of the Seadrill Partners in relation to the severity and duration of the impairment.  Seadrill Partners continues to make significant distributions to its common unitholders.  Its drilling units are largely on long term contracts and so it has little exposure to short term movements in market conditions or dayrates.  Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other-than-temporarily impaired at December 31, 2014.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SapuraKencana
During the twelve months ended December 31, 2014, the Company sold a portion of its investment in SapuraKencana and received proceeds of $297 million, net of transaction costs.  As a result of the sale, a gain of $131 million was recognized, including amounts which had been previously recognized in other comprehensive income.  The gain is included in the consolidated statement of operations within "Gain on realization of marketable securities".  As a result of this transaction, our ownership interest in SapuraKencana's outstanding common shares is 8.18%.

As of December 31, 2014 an unrealized loss of $48 million had been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of SapuraKencana in relation to the severity and duration of the impairment.  Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other-than-temporarily impaired at December 31, 2014.

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:
(In US$ millions)	December 31, 2014	December 31, 2013
Archer	—	8
Seabras Sapura Participacoes	21	12
Seabras Sapura Holdco	117	109
Itaunas Drilling	3	3
Camburi Drilling	6	4
Sahy Drilling	4	4
Seadrill Partners - Total direct ownership interests*	2,091	—
Seadrill Partners - Subordinated Units*	412	—
Seadrill Partners - Seadrill Member Interest and IDRs*	244	—
Total	2,898	140

*As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have reflected the direct ownership interests in subsidiaries of Seadrill Partners,  Seadrill Partners subordinated units, and the Seadrill Member Interest and Incentive Distribution Rights (IDRs) as associated companies at estimated fair value as of the date of deconsolidation.

The Seadrill Partners - Seadrill Member Interest and IDR's are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently re-measured. For more details on the deconsolidation of Seadrill Partners see Note 4.

Sale of 28% limited partner interest in Seadrill Operating LP
On July 21, 2014, the Company sold a 28% limited partner interest in Seadrill Operating LP, a subsidiary of Seadrill Partners, to Seadrill Partners LLC for cash consideration of $373 million.  This resulted in a loss on sale of investment of $88 million, which has been recognized within "share in results from associated companies" in the Company's consolidated statement of operations.  The Company will continue to account for its remaining 42% limited partner interest in Seadrill Operating LP under the equity method.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Sale of investment in Seadrill Mobile Units (Nigeria) Limited

On December 30, 2014 the Company sold a 10% equity interest in Seadrill Mobile Units (Nigeria) Limited, for cash consideration of $7.2 million. This resulted in a gain on sale of investment of $0.4 million, which has been recognized within "share in results from associated companies" in the Company's consolidated statement of operations.  The Company will continue to account for its remaining 29% equity interest in Seadrill Mobile Units (Nigeria) Limited under the equity method.
Note 9 - Disposals

Disposal of the West Auriga
On March 21, 2014, the Company sold the entities that own and operate the West Auriga (the "Auriga business"), to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners LLC and 49% owned by the Company.  The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an enterprise value of $1.24 billion, less debt assumed of $443 million.  The total consideration of $797 million was comprised of cash of $697 million, and a discount note receivable of $100 million.  The purchase price was subsequently adjusted by a working capital adjustment of $331 million arising from related party balances which remained with the disposed entities for the construction, equipping and mobilization of the West Auriga.  The total recognized gain on sale of the Auriga business was $440 million, which has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income.
(In US$ millions)
Enterprise value	1,240
Less: Debt assumed	(443)
Purchase price	797

Less: Working capital adjustment	(331)
Adjusted purchase price	466

Cash	697
Discount note issued	100
Less: Working capital payable	(331)
Fair value of purchase consideration	466

Less: net carrying value of assets and liabilities	7
Less: allocated goodwill to subsidiaries	(33)
Gain on sale	440
Under the terms of various agreements between Seadrill and Seadrill Partners LLC entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries.  See further discussion in Note 18 for these services and agreements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Disposal of the West Vela
On November 4, 2014, the Company sold the entities that own and operate the West Vela (the "Vela business"), to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners LLC and 49% owned by the Company.  The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an enterprise value of $900 million, less debt assumed of $433 million.  The Company is also to receive deferred consideration of $44 thousand per day for the remainder of the West Vela's current contract with BP which runs to November 2020.  In addition, the Company will receive a contingent amount of up to $40 thousand per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP.   The Company's accounting policy is not to recognize contingent consideration before it is considered realizable.  The total consideration recognized on disposal of $535 million was comprised of cash of $467 million, and deferred consideration receivable of $74 million.  The purchase price was also adjusted by a working capital adjustment of $6 million.
The gain recognized at the time of disposal of the Vela business was $191 million, after taking into account a goodwill allocation of $41 million. The gain has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income.  During the quarter ended December 31, 2014, the Company also recognized  $1 million related to the contingent consideration realized during the period.
(In US$ millions)
Enterprise value	900
Deferred consideration receivable	74
Less: Debt assumed	(433)
Purchase price	541

Less: Working capital adjustment	(6)
Adjusted purchase price	535

Cash	467
Deferred consideration receivable	74
Less: Working capital payable	(6)
Fair value of purchase consideration	535

Less: net carrying value of assets and liabilities	(303)
Less: allocated goodwill to subsidiaries	(41)
Gain on sale	191
Under the terms of various agreements between Seadrill and Seadrill Partners LLC entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries.  See further discussion in Note 18 for these services and agreements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Newbuildings
(In US$ millions)	December 31, 2014	December 31, 2013
Opening balance	3,419	1,882
Additions	2,503	5,025
Transfers to drilling units	(3,892)	(3,335)
Disposal of tender rigs	—	(153)
Closing balance	2,030	3,419

Note 11 – Drilling units
(In US$ millions)	December 31, 2014	December 31, 2013
Cost	19,101	19,967
Accumulated depreciation	(2,991)	(2,774)
Re-classified as assets held for sale	(965)	—
Net book value	15,145	17,193

Depreciation expense was $684 million and $703 million for the twelve months, and $178 million and $198 million for the three months ended December 31, 2014 and 2013, respectively.

As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have deconsolidated the entities that own and operate the following drilling units: West Sirius, West Aquarius, West Capella, West Capricorn, West Leo, T-15, T-16 and West Vencedor. For more details on the deconsolidation of Seadrill Partners see Note 4.
On March 21, 2014 we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners. For more details on the sale of West Auriga see Note 9.
On November 4, 2014 we completed the sale of the entities that own and operate the West Vela to Seadrill Partners. For more details on the sale of West Vela see Note 9.
During the twelve months period ended December 31, 2014, a subsidiary of the Company entered into a joint venture agreement to form SeaMex Ltd with an investment fund controlled by Fintech Advisory Inc. (Fintech),  for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex and to pursue other opportunities in Mexico and other Latin American countries.  The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs will be included in the joint venture.  The joint venture will become effective upon meeting certain closing conditions.  On the completion of the transaction, the Company will no longer control the entities that own and operate these drilling units,  and as such the Company will deconsolidate these entities and subsequently recognize its investment in the joint venture.  Accordingly, the assets and liabilities held within the Company's consolidated balance sheet that are related to the disposal group have been reclassified as held for sale and depreciation has ceased for these related assets.  We have not presented this disposal group as discontinued operations in our statement of operations as we will continue to hold significant influence over SeaMex Ltd. For more details on assets held for sale see Note 20.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:
(In US$ millions)	December 31, 2014	December 31, 2013
Net book value at beginning of period	1,200	1,320
Disposals and deconsolidations	(315)	(120)
Impairment of goodwill	(232)	—
Re-classified as assets held for sale	(49)	—
Net book value at end of period	604	1,200

Of the $315 million derecognized through disposals and deconsolidations, $286 million related to the Floater segment and $29 million related to the Tender rig segment (2013: $120 million related to the Tender rig segment).  The $49 million reclassified as assets held for sale relates to the Jack-up segment.

For more details on the deconsolidation of Seadrill Partners see Note 4, details on the disposal of subsidiaries see Note 9, and details on Assets held for sale see Note 20.

Period ended December 31, 2014
The Company performed its annual goodwill impairment test as of December 31, 2014 for both its reporting units; Floaters and Jack-ups.  The Company elected to bypass the qualitative assessment given the recent decline in market conditions in the offshore drilling industry.  The annual impairment test resulted in the Company recognizing an impairment loss of $232 million relating to its Jack-up reporting unit.  The impairment loss relating to the Jack-up reporting unit is primarily due to declining day rates and future market expectations for day rates in the sector.  These have been trending lower as a result of the recent decline in the price of oil, which has impacted the spending plans of our customers.
The estimated fair values of the Floater and Jack-up reporting units were derived using an income approach which estimated discounted future cash flows for each reporting unit.  Our estimated future free cash flows are primarily based on our expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5%.
The assumptions used in the Company's estimated cash flows were derived from unobservable inputs and are based on management's judgments and assumptions available at the time of performing the impairment test.
As of December 31, 2014 the aggregated estimated fair value of the Company's reporting units exceeded its market capitalization.  The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within our industry and considering other benchmark data and analysis prepared by offshore drilling industry analysts.  The Company deems the implied control premium to be reasonable in the context of the data considered.
For the periods ended 2013 and 2012
For the years ended December 31, 2013 and 2012 the Company performed a qualitative assessment of its reporting units which determined that it was more-likely-than-not that the fair value of its Floaters and Jack-up reporting units were not less than their carrying amount.  As a result it was not considered necessary to perform the two step goodwill impairment test and no impairment losses were recognized.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 13 – Debt
(In US$ millions)	December 31, 2014	December 31, 2013
Credit facilities:
$1,500 facility	—	706
$1,200 facility	—	733
$700 facility	420	490
$1,121 facility	—	72
$2,000 facility (North Atlantic Drilling)	1,367	1,503
$400 facility	280	320
$550 facility	—	440
$420 facility	351	—
$440 facility	258	293
$450 facility	416	450
$1,450 facility	433	1,390
$360 facility (Asia Offshore Drilling)	309	345
$300 facility	210	234
$1,750 facility (Sevan Drilling)	1,225	1,400
$150 facility	150	150
$450 facility	397	450
$1,500 facility (2014)	1,469	—
$1,350 facility	1,317	—
Total credit facilities	8,602	8,976

Ship Finance International Loans:
$420 facility	—	387
$375 facility	284	362
$390 facility	303	383
$475 facility	451	—
Total Ship Finance International Loans	1,038	1,132

Unsecured bonds and convertible bonds:
Unsecured bonds	2,856	2,584
Convertible bonds	—	577
Total unsecured bonds and convertible bonds	2,856	3,161

Other credit facilities with corresponding restricted cash deposits	124	197
Total debt	12,620	13,466
Less: current portion	(2,309)	(1,566)
Long-term portion	10,311	11,900

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The outstanding debt as of December 31, 2014 is repayable as follows:
(In US$ millions)	As at December 31, 2014
Twelve months ended December 31, 2015	2,309
Twelve months ended December 31, 2016	1,458
Twelve months ended December 31, 2017	2,869
Twelve months ended December 31, 2018	2,269
Twelve months ended December 31, 2019	2,725
Twelve months ended December 31, 2020 and thereafter	990
Total debt	12,620

Credit Facilities

$1,500 facility
In February 2014 Seadrill Partners entered into an independently financed term loan and the proceeds received from Seadrill Partners new term loan were used to repay the third party lenders of this facility and settle the related party back to back loan financing between the Company and Seadrill Partners. See Note 18 for further details on related party transactions.

$1,450 facility
In March 2014, we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners of which one of the entities sold, was a borrower and a guarantor under this facility. See note 9 for further details.

In November 2014, we completed the sale of the entities that own and operate the West Vela to Seadrill Partners, of which one of the entities sold was a borrower and a guarantor under this facility. See note 9 for further details.

Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2014 is $856.0 million (2013: $1,390.0 million).  Seadrill has not recognized any amounts that are related to amounts owed under the facility by other borrowers.  Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Auriga or West Vela.

$550 facility
In June 2014 Seadrill Partners, amended its existing term loan for the borrowing of additional amounts and the proceeds were used by Seadrill Partners to repay the third party lenders of this facility and settle the related party back to back loan financing between the Company and Seadrill Partners.  See Note 18 for further details on related party transactions.

$1,200 facility, $1,121 facility

In February 2014, Seadrill Partners entered into an independently financed term loan.  The proceeds received by Seadrill Partners were used to settle the related party back to back loan financing between the Company and Seadrill Partners for the West Leo portion of the facility, and repay the lenders of this facility.  The lenders of this facility were Metrogas Holdings Inc, a related party, and DNB Bank ASA.

On August 26, 2014, the remainder of the $1,200 million facility and $1,121 million facility were repaid in full, and replaced with a new senior secured credit facility.  The Company recognized a $16 million gain on debt extinguishment within net loss on debt extinguishment in the Company's consolidated statement of operations.  As one of the lenders of the $1,121 million facility was Metrogas Holdings Inc, a related party, this transaction has been disclosed within Note 18 - Related party transactions.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

$1,350 facility

In August 2014, the Company entered into a $1,350 million senior secured credit facility with a syndicate of banks.  The new facility consists of a term loan facility for $675 million and a revolving credit facility in an amount up to $675 million.  The West Pegasus, West Gemini and West Orion were pledged as security. The net book value at December 31, 2014 of the units pledged as security is $1,767 million. The facility bears interest at LIBOR plus a margin of 2% per annum, and is repayable in full in quarterly installments over a term of five years.  The revolver facility was drawn as of December 31, 2014 with a balance of $642 million, and it is repayable in full five years after drawdown.

$1,500 facility  (2014)

In July 2014, the Company entered into a $1,500 million senior secured credit facility with a syndicate of banks to finance the three newbuilds West Saturn, West Neptune and West Jupiter which are pledged as security. The net book value at December 31, 2014 of the units pledged as security is $1,840 million. The facility bears interest at LIBOR plus a margin of between 1.4% and 2.5% per annum, and is repayable over a term of twelve years.  The loan includes a Commercial Interest Reference Rate (CIRR) tranche with Eksportfinans ASA, the Norwegian export credit agency, that bears fixed interest at 2.38% per annum. If the commercial tranche of $300 million does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years.

Unsecured bonds

$600 million senior unsecured bond
In January 2014, our subsidiary North Atlantic Drilling issued a $600 million senior unsecured bond issue. The bond matures in January 2019 and bears interest of 6.25% per annum. In conjunction with the issue and subsequently in the open market we bought 27.5% of the bond, which amounted to $165 million. During June 2014 we sold a portion of the bond owned by the Company for $25 million. During December 2014 we bought  $47 million  of the bond.  As of December 31, 2014 we held 31.1% of the bond, which amounted to $187 million.

SEK1,500 million senior unsecured bond
In March 2014, we issued a SEK1,500 million senior unsecured bond. The bond matures in March 2019 and bears interest of STIBOR plus 3.25%. The bond was subsequently swapped to US$ with a fixed rate of 5.2% per annum until maturity.

Covenants on new unsecured bonds
In conjunction with the issuance of the above bonds, they are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. These indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.  In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.
For our SEK1,500 million senior unsecured bond, our main covenant is to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

Bond conversion

In July 2014, the Company launched a voluntary incentive payment offer to convert any and all of the $650 million principal amount of 3.375% convertible bonds due 2017. Holders of $649 million of principal amount of convertible bonds accepted the voluntary incentive offer and the Company then elected to exercise the "90% clean-up call" provision on the remaining $1 million outstanding.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Holders converted at the contractual conversion price of $27.69 and received an incentive payment of $12,102.95 per $100,000 principal amount of bond held.  As a result of the transaction, the number of common shares outstanding in the Company increased by 23.8 million shares, with an increase to equity of $893 million.

As a result of the conversion the Company recorded a charge of $79 million related to the incentive paid for the induced conversion and a loss on debt extinguishment of $16 million.  These amounts were recognized within net gain/(loss) on debt extinguishment  in the Company's consolidated statement of operations.  $278 million of the total consideration transferred on conversion was allocated to the reacquisition of the embedded conversion option and recognized as a reduction of stockholders' equity.

The total cash outflow due to the incentive payments and accrued interest was $69 million.

Unsecured bond repurchases
During the three months ended December 31, 2014, the Company repurchased $21.4 million (par value) of its $500 million senior unsecured bond, recognizing a gain on debt extinguishment of $2.8 million.  The Company also purchased $46.9 million (par value) of the $600 million senior unsecured bond issued by the Company's 70% owned subsidiary, North Atlantic Drilling, recognizing a gain on debt extinguishment of $15.8 million.  In addition the Company purchased NOK 54.5 million (par value) of the NOK 1,500 senior unsecured bond issued by North Atlantic Drilling, recognizing a gain on debt extinguishment of $3.9 million.  In total, the Company recognized a gain on debt extinguishment of $22.5 million during the period on repurchases of its bonds within "Net gain/(loss) on debt extinguishment" in the Company's consolidated statement of operations.

Note 14 – Common shares

	December 31, 2014		December 31, 2013
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	493,078,678	986	469,250,933	939
Treasury shares held by Company	(318,740)	(1)	(272,441)	(1)
Outstanding common shares in issue	492,759,938	985	468,978,492	938

As a result of the July bond conversion, the number of common shares outstanding in the Company increased by 23.8 million shares. Refer to Note 13 for additional information.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Accumulated other comprehensive income

Accumulated other comprehensive income as of December 31, 2014 and December 31, 2013 was as follows:
(In US$ millions)	December 31, 2014	December 31, 2013

Unrealized gain on marketable securities	(443)	539
Unrealized gain on foreign exchange	51	73
Actuarial loss relating to pension	(57)	(35)
Share in unrealized gains from associated companies	1	—
Unrealized loss on interest rate swaps in VIEs	—	(49)
Accumulated other comprehensive income	(448)	528

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $22 million as of December 31, 2014 and $15 million as of December 31, 2013.

Note 16 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in U.S. dollars and the majority of the Company's other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At December 31, 2014 the Company had interest rate swap agreements with an outstanding principal of  $8,018 million (December 31, 2013: $9,776 million).  These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "(loss)/gain on derivative financial instruments". The total fair value of the interest rate swaps outstanding at December 31, 2014 amounted to a gross liability of $191 million and a net liability of $134 million due to master netting agreements with our counterparties (December 31, 2013: a gross liability of  $244 million and net liability of $89 million). The fair value of the interest rate swaps are classified as other current liabilities in the balance sheet.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Cross currency interest rate swaps not qualified as hedge accounting

At December 31, 2014 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2013: $786 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.33% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " (loss)/gain on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at December 31, 2014 amounted to a gross and net liability of $201 million (December 31, 2013:  gross and net liability of $46 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 17) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of December 31, 2014.

	Outstanding principal as at
	December 31, 2014
Variable interest entity	(In US$ millions)	Receive rate	Pay rates	Length of contracts
SFL Linus Limited (West Linus)	224	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

In the year ended December 31, 2014, the VIE Ship Finance subsidiary recorded no fair value loss (year ended December 31, 2013: gains of $3 million) on interest rate swaps. For the year ended December 31, 2013 the fair value gains related to an interest rate swap with SFL Deepwater Limited (West Taurus) which had a contract that matured in August 2013 with a principal amount of $450 million.  These gains were recorded by the VIE in "other comprehensive income" but due to their ownership by Ship Finance the gains are allocated to "non-controlling interests" in our consolidated statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and twelve month periods ended December 31, 2014  (three and twelve month period ended December 31, 2013: nil).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company's reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At December 31, 2014, the Company had forward contracts to sell approximately $260 million between January 2015 and May 2015 at exchange rates ranging from NOK6.37 to NOK6.89 per US dollar.  The total fair value of NOK currency forward contracts as at December 31, 2014 amounted to a liability of $24 million (December 31, 2013: liability of $3 million); these contracts are classified as other current liabilities in the balance sheet.

During the quarter, the Company also entered into British Pounds Sterling (GBP) swap contracts to sell approximately GBP30 million ($49 million) between January 2015 and April 2015 at exchange rates ranging from GBP1.59 to GBP1.68 per US dollar. The total fair value of GBP currency swaps outstanding at December 31, 2014 amounted to a liability of $3 million (December 31, 2013: $1 million); these contracts are classified as other current liabilities in the balance sheet.

Total Return Swap Agreements

As at December 31, 2014 the Company had TRS agreements for 4,000,000 Seadrill Limited shares at an average strike price of  NOK 96.02. The fair value of the TRS agreements at December 31, 2014 was a liability of $5 million (December 31, 2013: liability of $2 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at December 31, 2014 and 2013.

Sevan share repurchase agreements
The Company has entered into agreements in which the Company sold its shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As of December 31, 2014 the Company had agreements for 216,065,464 Sevan Drilling shares to be repurchased on February 6, 2015 at a strike price of NOK4.1701 and 81,828,500 Sevan Drilling shares to be repurchased on February 6, 2015 at a strike price of NOK4.1966. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company has recognized the liabilities associated with these repurchases in other current liabilities in the amount of $167 million as of December 31, 2014.
On February 9, 2015 the Company entered into agreements to repurchase 216,065,464 and 81,828,500 Sevan Drilling shares on May 6, 2016 at a strike price of NOK0.7249 and NOK0.7246 respectively.

Other derivative agreements

In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity  investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as of December 31, 2014 amounted to $325 million (December 31, 2013: $666 million), and was presented as a long term marketable security on the balance sheet.  The unrealized gains and losses resulting from measuring the fair value of these contracts at December 31, 2014 are a gross asset of $103 million, and a gross liability of $103 million which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to Seadrill is included in other long-term liabilities.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2014 and December 31, 2013 were as follows:

	December 31, 2014		December 31, 2013
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	831	831	744	744
Restricted cash	449	449	318	318
Current portion of long-term debt	2,309	2,309	1,566	1,566
Long-term portion of floating rate debt	7,371	7,371	8,793	8,793
Long term portion of fixed rate CIRR loans	84	84	150	150
Fixed interest convertible bonds	—	—	704	577
Fixed interest bonds	2,015	2,234	1,837	1,842
Floating interest bonds	482	622	541	538

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments that are measured at fair value on a recurring basis:
	Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	751	751	—	—
Interest rate swap contracts – short term receivable	5	—	5	—
Total assets	756	751	5	—

Liabilities:
Interest rate swap contracts – short term payable	139	—	139	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency swap contracts – short term payable	201	—	201	—
Foreign exchange forwards – short term payable	26	—	26	—
Other derivative instruments – short term payable	5	—	5	—
Total liabilities	374	—	374	—

	Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,082	1,078	—	4
Interest rate swap contracts – short term receivable	5	—	5	—
Foreign exchange forwards – short term receivable	2	—	2	—
Other derivative instruments – short term receivable	2	—	2	—
Total assets	1,091	1,078	9	4

Liabilities:
Interest rate swap contracts – short term payable	94	—	94	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	46	—	46	—
Foreign exchange forwards – short term payable	3	—	3	—
Other derivative instruments – short term payable	2	—	2	—
Total liabilities	147	—	147	—

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of December 31, 2014.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Note 17 – Variable Interest Entities (VIEs)

As of December 31, 2014, the Company leased two semi-submersible rigs, and a jack-up rig from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as of December 31, 2014:
Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus	June 2013	600	370	June 2018	170	June 2028

* For West Taurus and West Hercules repurchase options at the end of the lease terms have been agreed, at $149 million and $135 million, respectively. For West Linus the put option is $100 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At December 31, 2014 and at December 31, 2013 the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In US$ thousands)
Unit	2014	2015	2016	2017	2018
West Taurus	340	186	166	158	158
West Hercules	239	180	179	170	166
West Linus	222	222	223	222	222

The assets and liabilities in the accounts of the VIEs as at December 31, 2014 and as at December 31, 2013 are as follows:

	December 31, 2014				December 31, 2013
(In US$ millions)	SFL West Polaris Limited**	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Polaris	West Taurus	West Hercules	West Linus	West Polaris	West Taurus	West Hercules	West Linus
Investment in finance lease	N/A	429	426	574	488	515	477	195
Amount due from related parties *	N/A	45	5	14	45	30	25	—
Other assets	N/A	13	10	—	5	13	10	—
Total assets	N/A	487	441	588	538	558	512	195
Short-term interest bearing debt	N/A	32	28	51	36	80	28	—
Long-term interest bearing debt	N/A	271	256	400	351	303	333	—
Other liabilities	N/A	6	1	3	2	6	2	2
Short-term debt due to related parties *	N/A	—	—	—	—	—	—	—
Long-term debt due to related parties *	N/A	145	145	125	145	145	145	195
Total liabilities	N/A	454	430	579	534	534	508	197
Equity	N/A	33	11	9	4	24	4	(2)

Book value of units in the Company's consolidated accounts	N/A	450	603	581	577	458	617	162
* In the VIEs separate financial statements the related party balances are presented on a net basis.
** Refer to "West Polaris acquisition" discussion below.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

West Polaris acquisition

On December 30, 2014 we entered into a share sale and purchase agreement with Ship Finance, where we acquired 100% of the equity interests in SFL West Polaris Limited, which was the owner of West Polaris.  In addition the Company purchased an outstanding loan of SFL West Polaris Limited of $97m from Ship Finance. The acquisition price for the shares and the loan amounted to $111 million. This transaction is accounted for as an equity transaction and no gain or loss is recognized.  Non-controlling interest of $8m has been derecognized, with the residual $6 million recognized as a reduction in equity.  As at December  31, 2014, the consideration for the shares and loan was unpaid, and was settled on January 5, 2015.  Ship Finance continues to provide a guarantee for the bank loan which is held by SFL West Polaris Limited, although Seadrill has indemnified Ship Finance against any claims made against Ship Finance under the guarantee.

Note 18 – Related party transactions

Seadrill Partners

As of January 2, 2014, the date of deconsolidation, Seadrill Partners is considered to be a related party and not a controlled subsidiary of the Company.  The following is a summary of the related party agreements with Seadrill Partners:
Management and administrative service agreements – In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides the Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management's costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by providing 90 days written notice.

Technical and administrative service agreement – In connection with the IPO, subsidiaries of Seadrill Partners entered into certain advisory, technical and/or administrative services agreements with subsidiaries of the Company. The services provided by the Company's subsidiaries are charged at cost plus service fee equal to approximately 5% of  costs and expenses incurred in connection with providing these services.

Income recognized under the above agreements (a) & (b) for the period ended December 31, 2014 were $59 million.

Rig Financing Agreements –  In September 2012 prior to the IPO of Seadrill Partners, each of Seadrill Partners controlled subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with the Company in the amount of approximately $523 million, $115 million, $305 million and $295 million respectively, corresponding to the aggregate principal amount outstanding under the external facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Company in the amount of approximately $101 million, $93 million, $486 million and $220 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to these arrangements collectively as "Rig Financing Agreements".  Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.  During the twelve months ended December 31, 2014 subsidiaries of Seadrill Partners entered into a new term loan in which the proceeds were used to repay the amounts owed to the Company related to the drilling units West Capella, West Aquarius, West Sirius,West Leo and West Capricorn.

Total amounts owed under the Rig Financing Agreements as of December 31, 2014, relating to the West Vencedor, T-15 and T-16, totaled $159 million.  Certain subsidiaries of Seadrill Partners are guarantors under the external facilities in which these three rigs are pledged as security.  Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility.  The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the West Vencedor, T-15 and T-16.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Rig Financing Agreements related to the West Aquarius, West Capella, West Leo,West Sirius and West Capricorn were repaid during the twelve months ended December 31, 2014 in conjunction with Seadrill Partners obtaining independent third party financing.  The total outstanding principal repaid was $1.5 billion.

Interest income for the period ending December 31, 2014 for these arrangements was $20 million.

Revolving credit facility – In October 2012 Seadrill Partners entered into a $300 million revolving credit facility with the Company. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance.  In March 2014 the facility was reduced to a maximum of $100 million.  The outstanding balance of $125.9 million was repaid in full in March 2014.  The outstanding balance as at December 31, 2014  was nil.

$109.5 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016. The outstanding balance as at December 31, 2014  was $109.5 million.

$229.9 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, a subsidiary of Seadrill Partners issued a zero coupon discount note to the Company for $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $238.5 million. In February 2014, Seadrill Partners repaid this note in full.

$70 million discount note - In December 2013, as part of the acquisition of the West Sirius, Seadrill Partners issued a zero coupon discount note to the Company for $70 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $73 million. In February 2014, Seadrill Partners repaid this note in full.

$100 million discount note - In March 2014, as part of the acquisition of the West Auriga, Seadrill Partners issued a zero coupon discount note to the Company for $100 million. The note is repayable in September 2015 and upon maturity, the Company will receive $103.7 million.  This note was repaid in full in June 2014.

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements.  Other revenues and expenses earned and incurred for the period ending December 31, 2014 were $139 million and $122 million respectively. Derivatives and other interest expenses charged to Seadrill Partners totaled  $60 million for the period ending December 31, 2014.

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables (payables) with Seadrill Partners and its subsidiaries as of December 31, 2014 consisted of the following:
(In US$ millions)	December 31, 2014
Rig financing agreements	159
$109.5 million Vendor financing loan	109.5
Other receivables	418
Other payables	(77)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other Related parties

The Company transacts business with the following related parties, being companies in which our principal shareholder Hemen Holding Ltd ("Hemen") has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas Holdings Inc ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance transactions
We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 17  Variable Interest Entities (VIEs). The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

In the twelve month periods ended December 31, 2014 and 2013, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:
(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
West Polaris	14	14	55	70
West Hercules	16	20	75	77
West Taurus	29	27	111	112
West Linus	22	—	59	—
Total	81	61	300	259

These lease costs are eliminated on consolidation.

On December 30, 2014 the Company purchased 100% of the share capital of SFL West Polaris Limited from Ship Finance International. See Note 17 for further details.

Ship Finance provides certain management support and administrative services for the Company, and charged the Company fees of $2.2 million and nil for the twelve months ended December 31, 2014 and 2013 respectively.  These amounts are included in general and administrative expenses.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Metrogas transactions

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as new lender.   As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas was reclassified as debt due to related parties on the balance sheet.

On August 26, 2014, the $1,121 million facility was repaid in full, and replaced by a new $1,350 million senior secured credit facility with a syndicate of banks and DNB Bank ASA as agent.  The Company recognized a $16 million gain on debt extinguishment within other financial items in the Company's consolidated statement of operations - see Note 13 – Debt.

Archer transactions

On February 8, 2013, in conjunction with the private placement of Archer, Seadrill provided a guarantee to Archer on its payment obligations on certain financing arrangements. The maximum liability to Seadrill is limited to $100 million with a guarantee fee of 1.25%.

On July 31, 2013, we provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of  €56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

These guarantee fees are included in other financial items in our consolidated statement of operations.

Archer provides certain management support and administrative services for the Company, and charged the Company fees of $0.3 million and nil for the twelve months ended December 31, 2014 and 2013 respectively.  These amounts are included in general and administrative expenses.

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $3.8 million and $2.0 million for the twelve months ended December 31, 2014 and 2013 respectively.  These amounts are included in general and administrative expenses.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Commitments and contingencies

Purchase Commitments

At December 31, 2014, we had sixteen contractual commitments under newbuilding contracts. The contracts are for the construction of three semi-submersible rigs, five drillships and, eight jack-up rigs. The units are scheduled to be delivered in 2015, and 2016. As of December 31, 2014 we have paid $1,533 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $5,389 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In US$ millions)	As of December 31, 2014
2015	4,722
2016	667
Total	5,389

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of December 31, 2014.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit,  Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  We cannot predict the outcome of these cases, nor can we estimate the amount of any possible loss.  Accordingly, no loss contingency has been recognized within the financial statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Assets held for sale

During the twelve months period ended December 31, 2014, a subsidiary of the Company entered into a joint venture agreement to form SeaMex Ltd with an investment fund controlled by Fintech Advisory Inc. (Fintech),  for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex and to pursue other opportunities in Mexico and other Latin American countries.  The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs will be included in the joint venture.  The joint venture will become effective upon meeting certain closing conditions.  On the completion of the transaction, the Company will no longer control the entities that own and operate these drilling units,  and as such the Company will deconsolidate these entities and subsequently recognize its investment in the joint venture.  Accordingly, the assets and liabilities held within the Company's consolidated balance sheet that are related to the disposal group have been reclassified as held for sale and depreciation has ceased for these related assets.  We have not presented this disposal group as discontinued operations in our statement of operations as we will continue to hold significant influence over SeaMex Ltd.

Assets and liabilities held in the Company's consolidated balance sheet included as held for sale are shown below:

(In US$ millions)	As at December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	27
Accounts receivables, net	78
Deferred tax assets	9
Other current assets	20
Total current assets	134

Non-current assets
Drilling units	965
Deferred tax assets LT	5
Goodwill	49
Other non-current assets	86
Total non-current assets	1,105
Total assets	1,239

LIABILITIES
Current liabilities
Trade accounts payable	(2)
Other current liabilities	(56)
Total current liabilities	(58)

Non-current liabilities
Other non-current liabilities	(50)
Total non-current liabilities	(50)
Total liabilities	(108)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Subsequent Events

$950 million senior secured credit facility

In January 2015 the company closed a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to partly fund the delivery of the West Carina and to refinance the West Eclipse. The facility comprised of a $285 million term loan, a $475 million revolving facility and a $190 million ECA facility. The commercial facilities have a five year term and bear interest at LIBOR plus 2.00% and the ECA facility has a 12 year term and has a CIRR interest rate of 2.12%.

NADL bond and credit facilities amendment

In February 2015, North Atlantic Drilling received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018.  Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds.

In February 2015, North Atlantic Drilling received approval to amend its US$2 billion credit facility.  Under the terms of the agreement, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities.

In February 2015, North Atlantic Drilling received approval to amend its US$475 million term loan and revolving credit facility.  Under the terms of the agreement, Seadrill will provide a guarantee for the facility in exchange for amendments to the covenant package, principally replacing financial covenants with financial covenants within Seadrill's secured credit facilities.